Golden Cycle Gold Corporation

1515 South Tejon

Colorado Springs, CO 80906

November 7, 2005

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Attention:  April Sifford, Branch Chief

Re:

Golden Cycle Gold Corporation (“Golden Cycle” or the “Company”) Form 10-K for Fiscal Year Ended December 31, 2004, Filed March 31, 2004 and Form 10-Q for Fiscal Quarter Ended March 31, 2005 Response letter dated July 6, 2005

File No. 1-09385

Dear Ms. Sifford:

The Company hereby submits the Company’s responses to comments raised in your letter to the Company, dated July 25, 2005 (the “Comment Letter”).  The responses set forth below are numbered to correspond to the comment numbers in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2004 (the “Form 10K”)

Item 8 — Financial Statements and Supplementary Data

Consolidated Balance Sheets

1.                                       The Company has determined that it is in its best interests to maintain its assets in cash and short term Certificates of Deposits (“CDs”) in order to maintain liquidity and preserve its capital.  The Company believes that the operation of its business requires it to keep its limited assets liquid.  The Company had a net operating loss and a net loss for the year ended December 31, 2004 of $352,169 and $322,582, respectively.  While the Company does not expect its revenues for 2005 to significantly increase over 2004 revenues, the Company does expect that, as a result of its increased exploration activities and its drilling program at Illipah, its 2005 expenses will increase over its 2004 expenses.  As a result, the Company expects that it will operate at a net loss for 2005 and that the 2005 net loss will exceed the 2004 net loss.

The majority of the increase in expenses for 2005 will consist of the Company’s drilling project at Illipah.  As previously disclosed, the Illipah drilling project budget for 2005 is currently estimated at $259,000 (exclusive of federal and county fees and advanced royalty payments).  The Company has also currently budgeted for 2005 approximately $51,000 for exploration expenses in Colorado and elsewhere.  In addition, the Company hopes to continue or expand its exploration and testing in 2006.

However, it is important to keep in mind that mining exploration and testing, like mining itself, can be unpredictable and that geologic features, weather and a variety of other factors, which are outside the Company’s control, can greatly affect the costs of drilling and exploration.  As a result, the Company may be required and must be prepared to expend additional funds in order to obtain the information and results it seeks with its Illipah drilling program and its other exploration.

In addition, the Company continues to search out future opportunities and looks to acquire additional claims or rights in promising locations.  While there can be no assurance that the Company will successfully locate these opportunities or that once found, the Company will be able to acquire them, the Company believes that it must keep its limited assets liquid in order to take advantage of these acquisition opportunities as they arise.  The Company uses its short term CDs to conserve capital and maintain liquidity so that the funds may be used in its business to fund its operations, fund its drilling and other exploration activities and fund potential acquisitions.

Section 3(a)(1)(C) of the Investment Company Act of 1940 (the “1940 Act”) defines an investment company to include any issuer engaged the business of investing in securities that owns investment securities having a value in excess of 40% of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.  Section 3(a)(1)(C) excludes “cash items” from investment securities, but that term is not defined in the 1940 Act.  In its Investment Company Act Release No. 10937 (November 13, 1979) (“Release 10937”), the SEC provided that cash items include “cash, coins, paper currency, demand deposits with banks, timely checks of others…, cashier checks, certified checks, bank drafts, money orders, traveler’s checks and letters of credit.”(1)  In Release 10937, the SEC considered “[w]hether certificates of deposit are to be considered cash items or investment securities, for purposes of determining whether an issuer holding them is an investment company under Section 3(a)(3), depends on the purpose for which such interests are held, the circumstances under which they were acquired, the length of the period for which they are held, the amount held in comparison with the company’s other assets, and any other ‘special circumstances’ [citation omitted].”  In addition, some courts have held that certain certificates of deposit were cash items.(2)  In Fifth Avenue Coach Lines, the court noted that time deposits were considered cash items and observed that:

(1)   Since Release 10937, the SEC has also considered other instruments cash items under appropriate circumstances.  For example, the SEC agreed that money market fund shares would also be considered cash items. See e.g. Willkie Farr & Gallagher SEC No Action Letter dated October 23, 2000.

(2)   See SEC v. Fifth Avenue Coach Lines, Inc., 289 F. Supp. 3, 31 (S.D.N.Y. 1968).

[a] certificate of deposit is merely a piece of paper evidencing the existence of a time deposit.  The courts see no valid distinction, as far as Section [3(a)(1)(C)] is concerned, between a time deposit which is not evidenced by a certificate and one that is.  Except in special circumstances, a time deposit is defined to be a cash item.  When it is evidenced by a certificate, it should still be regarded as a cash item.

The Company believes that its CDs should be considered cash items and not investment securities.  The Company’s purpose in acquiring the CDs is to preserve its capital until needed for bona fide business purposes, including funding operations, drilling and exploration, and potential acquisitions.  All of the Company’s CDs are short term, with maturity dates of one year or less.  The Company did not acquire these CDs with an investment intent but merely as a prudent means of protecting its capital and maintain liquidity while benefiting from a slightly better interest rate than is available with regular bank deposit accounts.

Even if the Staff does not agree that the Company’s CDs should be considered cash items and not investment securities, the Company does not believe that it is an investment company.  Section 3(b)(1) of the 1940 Act provides, generally, that any issuer which is primarily engaged, in a business other than that of investing, reinvesting, owning, holding or trading in securities is excluded from the definition of the term “investment company,” although that issuer otherwise would be an investment company as defined in Section 3(a)(3) of the 1940 Act.   As a result, some courts have contended that the 40% test of Section 3(a)(1)(C) is only just a “red flag” or warning sign that close analysis is required and that whether the issuer is primarily engaged in another business is ultimately determinative of investment company status.(3)  Critical to a determination of whether a company is excluded from the definition of investment company by Section 3(b)(1) is whether the company is “primarily engaged” in a non-investment company business.  The SEC has stated that the determination of a company’s primary engagement is a factual issue concerning the nature of its business. Relevant criteria for resolving this issue are: (1) the company’s historical development, (2) its public representation of policy, (3) the activity of its officers and directors, (4) the nature of its present assets, and (5) the sources of its present income.(4)  Of the five listed criteria, ordinarily the most significant are the character of an issuer’s assets (as evidenced by the percentage of the issuer’s assets invested in investment securities) and the sources of the issuer’s present income (as evidenced by the percentage of the issuer’s income derived from investment securities).  Other factors, however, may outweigh these, such as the issuer’s need for cash for operations or acquisitions or other needs.(5)  In general, SEC decisions indicate that if an applicant has shown significant activity in a non-investment business, a need for available capital, and no public representations that

(3)   See Allison Lyyne Simmes v. Salvagtore Giordano Civil No. 92-302 (1992 U.S. Dist. Lexis 16235) (Dist. NJ, Oct. 8, 1972)

(4)   Tonapah Mining Company of Nevada, 26 SEC 426, 427 (1947).

(5)   For example, Rule 3a-8 provides an exemption which recognizes the long-term cash needs of research and development companies.

indicate it is in the investment business, registration as an investment company has not been required.(6)

The Company was founded in 1971 for the purpose of acquiring and developing mining properties.  Its primary activities in 2004 included managing its interest in its joint venture, the Cripple Creek & Victor Gold Mining Company, and conducting on-going exploration programs in southwest Colorado and in eastern Nevada.  From 1997 through 1999, the Company also participated in the exploration, testing and development of mineral claims in the Philippines.  In 2001, the Company acquired two claim groups in Nevada, Table Top and Illipah.  In 2005, in addition to managing the Joint Venture interests, the Company is conducting the regional study in southwest Colorado, began the drilling and testing phase of its exploration of its Illipah gold prospect in Nevada and continues to research and investigate potential acquisition opportunities, focusing mainly in western Colorado.  The Company has never represented itself as an investment company.  The Company has three employees, a CEO, a Vice President of Exploration and an executive assistant.  Other than initially determining to use CDs and occasionally investigating what rates are available for short-term maturities, the Company’s employees, officer and directors spend little, if any, time on investment activities.

As a result, the Company believes that pursuant to Section 3(b)(1) of the 1940 Act, it is not an investment company.

2.                                       The Company does not believe that its 33% interest in its joint venture, the Cripple Creek & Victor Gold Mining Company, should be deemed a security.  In 1991, the Company entered into a joint venture with AngloGold Ashanti (Colorado) Corp. (f/k/a Pikes Peak Mining Company), to which the Company contributed its rights to gold mining properties in the Cripple Creek mining district of Colorado in exchange for its 33% interest.  During the “Initial Phase” of the Joint Venture, AngloGold is required to fund or finance the operations conducted on the properties.  Pursuant to the Amended and Restated Joint Venture Agreement dated January 1, 1991 (the “JV Agreement”), the Company is granted certain rights that provide for it to act as an

(6)   See e.g., In the Matter of Newmont Mining Corporation, 36 SEC 429 (1955) (SEC found under the facts that a company that was a registered investment company had ceased to be one and was primarily engaged in mining operations through subsidiaries even though more than 40% of its assets were investment securities).  In its determination, the SEC distinguished Newmont from certain other decisions, including Tonopah Mining Company, because the Tonopah “record failed to show that any members of the corporate management spent any considerable part of their time in connection with the company's mining operations, and it did reflect that the company's only source of net income consisted of interest, dividends, and profits on the sale of securities, and that 94% of its assets were investment securities.”  Id. at 26.  On the other hand, the SEC likened the Newmont case to Frobisher Limited, 27 SEC 944 (1948), in which the applicant was engaged in exploring and developing mining properties but had over 40% of its assets in "investment securities" within the statutory definition.

                                                active rather than passive participant in the success or failure of the Joint Venture.  In addition, the Company spends time and resources to manage its interest in its Joint Venture.

The Company is active in the management of the joint venture through its position on the Management Committee.  Under the JV Agreement, management of the Joint Venture is ultimately vested in the Management Committee.  While a day to day manager was agreed upon and appointed by the Company and its Joint Venture partner in the JV Agreement, the Management Committee has “exclusive authority to determine all management matters related to this Agreement, including but not limited to approving programs and budgets.”  The Management Committee is made up of two representatives from the Company and two representatives from Joint Venture partner.  (The Company’s CEO personally serves as the Company’s primary representative on the Joint Venture Management Committee.)  Joint Venture Management Committee meetings are held at least quarterly and, in order for a quorum to be present, at least one representative from each participant must be present.  As a result, Management Committee meetings cannot take place unless the Company has a representative present.  While the Company’s representatives generally only have a vote equal to the Company’s interest in the Joint Venture, certain decisions require the Company’s approval, including:

•                  Granting a mortgage of or a security interest in any asset of the Joint Venture;

•                  Acquisition or disposition of any Joint Venture asset (outside the ordinary course of business of the Joint Venture);

•                  Acquisition of any interest in real property outside of a certain area agreed to by the participants;

•                  Selection of and any subsequent changes in the definition of the authority and responsibilities of the Manager (as described in the JV Agreement);

•                  Approval of any revisions in the accounting procedures or the tax elections specified in the JV Agreement;

•                  Making any investment not in the ordinary course of business;

•                  Prepaying with a penalty of the Joint Venture’s initial loans from an independent financial institution;

•                  Any settlement or adjustment of any suit or claim involving the Joint Venture for an amount in excess of $100,000; and

•                  Obtaining, after the Initial Phase, any loan from a participant.

The Company reviews and analyzes all Joint Venture reports, including technical reports, production reports and monthly or quarterly financial reports.  In addition, the Company analyzes and reviews the annual programs and budget information from the Joint Venture which, pursuant to the JV Agreement, is required to include: (i) the proposed operations, geologic research and reconnaissance, real property acquisition proposals, proposed drilling activities, proposed permit applications, proposed engineering studies and mining and construction plans, a long-range plan for the mining of all reserves, the kind and capacity of any milling facilities to be acquired, a plan for refining mineral concentrates, and estimated timetables; (ii) operation and maintenance expenditures, capital expenditures, working capital requirements, the annual and other rentals, filing fees and other payments; (iii) monthly production schedules and forecasts and detailed cost estimates.

The Company participates in monthly Technical Committee meetings and at least quarterly Management Committee meetings.  At these meetings and at other times, the Company makes recommendations to the Joint Venture manager and the Management and Technical Committees about technical matters, operations and business strategy.

In addition, the Company has the right to inspect the physical premises and the books and records of the Joint Venture at all reasonable times.  Representatives from the Company travel to the Cresson Mines and inspect the site at least monthly.

The Joint Venture is currently in its “Initial Phase” pursuant to the JV Agreement.  After the Initial Phase, the Company will receive distributions of 33% of the Joint Venture’s gold (and other mineral) output, will be responsible for the marketing and sale of the minerals, and will be responsible for its share of the mining and refining costs.

The Company does not believe that its Joint Venture interest should be deemed a security.  In determining whether or not a general partnership or joint venture interest is a security for purposes of defining an investment company under the 1940 Act, the SEC has adopted the test for an investment contract under the Howey(7) and Williamson(8) line of cases.  In Howey, the Supreme Court set forth a three-part test for an investment contract: “an investment of money in a common enterprise with an expectation of profits to be derived solely from the efforts of the third party.”  Applying the test to general partnership and joint venture interests, courts have recognized that general partners and joint venturers have the right, at least absent a specific agreement to the contrary, to participate actively in the affairs of the partnership or venture.  These courts have concluded that, as a general rule, such interest should not be viewed as investment contracts.  The Williamson court recognized an important exception to this general rule that a joint venturer or general partner may be so dependent on a manager that the investment constitutes an investment contract if: (i) the venturer has irrevocably delegated his venture powers; (ii) the venturer is incapable of exercising his venture powers due to lack of experience or knowledge; or (iii) the venturer is so dependent on particular expertise of the manager that he has no reasonable alternative but to rely on the manager.  Both courts and the SEC have determined that a general partnership or a joint venture interest is not necessarily an investment contract simply because partners have

(7)   SEC v. W. J. Howey Co., 328 US 293 (1946).

(8)   Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert. denied, 454 US 897 (1981).

granted management of the day to day operations to a management company or because one joint venturer or general partner can be outvoted by the other partners.(9)

As discussed above, the Company did not contribute its rights in the Cripple Creek gold mining properties to the Joint Venture as an investment of money with an expectation of profits to be derived solely from the efforts of the third party.  The JV Agreement provides for, and the Company continues to avail itself of, its rights as a participating member of the Joint Venture.  The JV Agreement requires, and the Company does, attend and participate in Management Committee meetings and provides that certain “major” decisions require the Company’s consent.  The Company also actively participates in the management of the Joint Venture and expends time and resources visiting the mines, analyzing reports and attending Technical Committee meetings.   In addition, the Company is not dependent on its joint venture partner or the daily operations management company.  The Company has not in any way delegated its venture powers.  The Company has extensive experience and knowledge about the mining industry and its operations.  The Company, incorporated in 1971, has been or is currently involved in and with other mining ventures and mining claims, including most recently, claims in the Philippines and its current exploration of its Illipah claims.  In addition, the Company’s officers have backgrounds and substantial experience in the mining industry.  Finally, the day to day management of the Joint Venture mines does not entail expertise that is unique to either the Company’s Joint Venture partner nor the designated manager.

In order to support a conclusion that the Company is not an investment company, the Company is furnishing to the Staff the following analysis in respect of the “Value” of certain of the Company’s assets, as defined under Section 2(a)(41) of the 1940 Act.  Under that definition, the value of the Company’s Joint Venture interest, the Illipah claims, and the other claims would be the fair value as determined in good faith by the Board of Directors of the Company.  The Company believes that the value of these assets on the Company’s financial statements, which must be prepared in accordance with US GAAP, is different than the fair value of these assets and the Board has had to make a number of assumptions and estimates in order to provide the Staff with this information.

At December 31, 2004, the Company had the value of its land at $2,025 and mining claims at $20,657 on its financial statements. Because the Company believes that at least some its claims will eventually produce gold, the Company believes that these assets have a greater value. However, the Company is in various stages of exploration of most of its claims and has only begun drilling on Illipah, so that value is difficult to estimate. (The purpose of the current exploration and drilling programs and future follow-up programs is to provide the Company with information so that the Company

(9)   See e.g., New York Stock Exchange, Inc. v Sloan, 394 F. Supp. 1303 (S.D.N.Y. 1975); Pacesetter I L.P., 1986 SEC No-Act LEXIS 2526)(July 18, 1986);  SLM Entertainment, Ltd., 1981 SEC No-Act LEXIS 4230 (Oct. 15, 1981).

may eventually estimate how much gold (and other minerals) might be there and how much it may cost to ultimately mine those claims.) As a result, the Company believes that the best estimate of current value of the claims would be the price at which the Company would be willing to sell those claims (if it decided to do so).

While the Company believes that its other claims also have additional value, the Board does not believe that it has enough information about these other claims to determine even an estimated value.

Additionally, the Company acknowledges that its Joint Venture interest, which has a value of $0 on the financial statements as of December 31, 2004, is worth more than that. Based on the current price of gold and the Joint Venture’s current operating costs, the Board believes that the best estimate of the value of the Joint Venture interest would be the present value of the revenue received from the Joint Venture through the current life of mine estimate (year 2013).

At the valuations previously provided to the Staff, the Company believes that the Joint Venture interest would be less than 40% of the Company’s Total Assets at December 31, 2004.

Accordingly, even if the Staff were to determine that the Joint Venture interest is a security for purposes of the 40% test of Section 3(a)(1)(C) of the 1940 Act, the Company does not believe that it is an investment company, based in part on the Board’s good faith determination of asset values.  In addition, as discussed in Response #1, the Company is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

If any member of the Staff has any questions, please do not hesitate to contact the undersigned at 719-471-9013 or the Company’s counsel, Richard DiStefano at 212-885-5372.

Sincerely,

/s/ R. Herbert Hampton
R. Herbert Hampton, CEO

cc:                                 Richard DiStefano, Esquire